Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED	(Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board of Directors (the Board) of China Unicom Limited (the Company) has noted recent newspaper articles reporting that certain other companies propose to acquire certain telecommunications network of the Company. The Board would like to clarify that:

1.                                       the Company has not received any notice from any other company or any government department of any proposal to acquire either of the Company’s telecommunications networks;

2.                                       the Company is not in talks with any other company in relation to any sale of either of the Company’s telecommunications networks; and

3.                                       both the GSM network and the CDMA network of the Company are in their normal course of operation and development.

As at the date of this announcement, the Board comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping

Non-executive Director:	Liu Yunjie

Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Craig O. McCaw (Alternate Director to Craig O. McCaw: C. James Judson) and Cheung Wing Lam, Linus

By Order of the Board China Unicom Limited Yee Foo Hei Company Secretary

Hong Kong, 4 February 2005